UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒       Form 40-F  ☐

Share Repurchase Program

Subject to a 10b5-1 Stock Repurchase Agreement dated October 18, 2023, the board of directors of Bitdeer Technologies Group (the “Company”) authorized the repurchase of up to US$2,000,000 of the Class A ordinary shares of the Company, effective until April 17, 2024. A copy of the relevant press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Master Agreement with NVIDIA

The Company, through a subsidiary, has entered into a NVIDIA Partner Network Master Agreement (the “Master Agreement”) with NVIDIA Corporation (“NVIDIA”) to participate in NVIDIA’s Cloud Service Provider (CSP) Program. A copy of the Master Agreement is attached as Exhibit 99.2 hereto and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

99.1	Press Release – Bitdeer Announces New US$2,000,000 Share Repurchase Program
99.2†	Master Agreement between Bitdeer and NVIDIA
†	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Linghui Kong
Name:	Linghui Kong
Title:	Chief Executive Officer

Date: October 19, 2023